UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment no. 1)*

                            Lyondell Chemical Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     552078
                                 (Cusip Number)

                                Alejandro Moreno
                           AI Chemical Investments LLC
                           c/o Access Industries, Inc.
                          730 Fifth Avenue, 20th Floor
                            New York, New York 10019
                            Tel. No.: (212) 247-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 16, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AI Chemical Investments LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC, BK

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                20,990,070*
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             20,990,070*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,990,070*

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.3%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO

    * Shares beneficially owned pursuant to the Forward Contract (as defined herein).

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard
    Blavatnik

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not Applicable

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                20,990,070*
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             20,990,070*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,990,070*

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.3%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

    * Shares beneficially owned pursuant to the Forward Contract (as defined herein).

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Commission on May 11, 2007, (the "Schedule 13D"), by AI Chemical Investments LLC. ("AI Chemical Investments") and Leonard Blavatnik (together with AI Chemical Investments, the "Reporting Persons"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Lyondell Chemical Company, a corporation organized under the laws of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at 1221 McKinney Street, Suite 700, Houston, Texas 77010. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the Common Stock to be purchased pursuant to the Agreement described in Item 4 will be funded through bank financing from Citigroup Global Markets Inc., Goldman Sachs International, Goldman Sachs Credit Partners L.P., Merrill Lynch Pierce Fenner & Smith Incorporated and Merrill Lynch Capital Corporation.

Item 4. Purpose of Transaction


On July 17, 2007, the Issuer announced that it had entered into an Agreement and Plan of Merger (the "Agreement") with Basell AF, a Luxembourg company ("Basell") and BIL Acquisition Holdings Limited, a Delaware corporation and a wholly-owned subsidiary of Basell ("Merger Sub") pursuant to which Basell has agreed to acquire all of the issued and outstanding shares of Common Stock of the Issuer. Each of Basell and Merger Sub is an affiliate of the Reporting Persons. Under the terms of the Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Basell (the "Merger").

At the effective time of the Merger, each outstanding share of Common Stock, other than any shares owned by Basell, Merger Sub, the Issuer or its subsidiaries or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $48.00 in cash, without interest (the "Merger Consideration").

Consummation of the Merger is not subject to a financing condition, and is only subject to customary conditions, including approval of the Merger by the Issuer's stockholders and antitrust approvals. The parties expect to close the transaction in the fourth quarter of 2007.

The foregoing summary of the Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Agreement, which is attached as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The waiting period under the Hart-Scott-Rodino Improvements Act of 1976 had expired. As a result, the condition for physical settlement under the postpaid forward share contract with Merrill Lynch

International ("Merrill Lynch") has been satisfied. The Reporting Persons have not yet elected to settle the Forward Contract.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


Except for the Forward Contract and the Agreement, to the best knowledge of the Reporting Persons, the Reporting Persons presently have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of July 16, 2007, by and among Basell AF, BIL Acquisition Holdings Limited and Lyondell Chemical Company.

Exhibit 2: Press release, dated July 17, 2007.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2007

                                    AI CHEMICAL INVESTMENTS LLC


                                    By:  /s/ Lincoln Benet
                                          ---------------------------
                                          Name:  Lincoln Benet
                                          Title: Manager


                                    LEONARD BLAVATNIK


                                    /s/ Leonard Blavatnik
                                    ---------------------------------
                                    Leonard Blavatnik